Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2007

Mark Szporka
Chief Financial Officer
Paincare Holdings, Inc.
1030 N. Orange Avenue, Suite 105
Orlando, FL 32801

>   **Re: Paincare Holdings, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed April 2, 2007**
>   **File No. 001-14160**

Dear Mr. Szporka:

We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Results of Operations

Consolidated Adjusted EBITDA, page 48

1. You have included a discussion of consolidated adjusted EBITDA, a non-GAAP measure, within your Consolidated Results of Operations. The elimination of recurring items from the most comparable GAAP measure appears to have the effect of smoothing earnings. While the acceptability of a non-GAAP financial measure that eliminates recurring items from the most comparable GAAP measure depends on all facts and circumstances, we do not believe that a non-GAAP measure that has the

effect of smoothing earnings is appropriate. In addition, we note that these items have the following attributes:

- There is a past pattern of these items occurring in each reporting period;
- The financial impact of these items will not disappear or become immaterial in the future; and,
- There is no unusual reason that the company can substantiate to identify the special nature of these items.

These attributes raise significant questions as to the usefulness of this measure for investors and the appropriateness of its presentation in accordance with Item 10 of Regulation S-K. Please refer to Questions 8 and 15 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Please remove this disclosure in your discussion of results of operations in future filings or demonstrate to us in disclosure-type format how your presentation of adjusted EBITDA as a performance measure provides relevant and useful information to your investors as required by Item 10(e) of Regulation S-K. If management believes this non-GAAP measure serves as a measure of leverage capacity and debt service ability, consolidated adjusted EBITDA may be discussed in your liquidity and capital resource section if the measure is a covenant in a material credit agreement. Please refer to Question 10 of the FAQ.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your letter should key your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant